SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission file number 1-3551



         EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS AND PROTECTION PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.

                          420 Boulevard of the Allies,
                         Pittsburgh, Pennsylvania 15219


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

                                    CONTENTS


                                                                      Page

Report of independent auditors                                          2


Financial statements

   Statements of net assets available for benefits                      3
   Statements of changes in net assets available for benefits         4 - 9
   Notes to financial statements                                     10 - 14


Supplementary information

   Schedule 1:
     Item 27(a) Assets Held for Investment Purposes                    15
       (At the End of the Plan Year)
   Schedule 2:
     Item 27(d) Reportable Transactions                                16

     All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as Amended (ERISA) has been omitted because there is no information to report.

Signature                                                              17

Index to Exhibits                                                      18

                         REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Equitable Resources, Inc. Employee Savings and Protection Plan


         We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings and Protection Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year ended December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                         /s/ Ernst & Young LLP
                                             Ernst & Young LLP


Pittsburgh, Pennsylvania
June 15, 1998


                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                         December 31
                                                                    1997             1996
                                                              -------------------------------

Investments, at fair value:
   The George Putnam Fund of Boston                           $  2,366,705      $ 1,915,926
   The Putnam Fund for Growth and Income                         4,713,459        3,689,256
   Putnam Income Fund                                              658,012          569,759
   Putnam Voyager Fund                                           1,549,718        1,111,159
   Putnam Asset Allocation-Growth Portfolio                         65,089           25,196
   Putnam Asset Allocation-Balanced Portfolio                       43,515           79,771
   Putnam Asset Allocation-Conservative Portfolio                   11,659            2,845
   Putnam International Growth Fund                                191,981           93,710
   Loan Fund                                                       289,148          206,263
   Putnam Stable Value Fund                                      1,870,645        2,001,970
   Employer Stock Fund                                             101,814           58,112
                                                              -------------     ------------
                                                                11,861,745        9,753,967

Receivables:
   Matching Contribution                                                 -            3,713
   Contract Contribution                                                 -           43,211
                                                              -------------     ------------

                                                                         -           46,924
                                                              -------------     ------------

Net Assets Available for Benefits                             $ 11,861,745      $ 9,800,891
                                                              =============     ============

                            See accompanying notes.


                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                       The Putnam                                  Putnam Asset    Putnam Asset
                                        The George     Fund for       Putnam       Putnam          Allocation:     Allocation:
                                        Putnam Fund    Growth         Income       Voyager         Growth          Balanced
                                        of Boston      and Income     Fund         Fund            Portfolio       Portfolio
                                        ---------------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends            $   218,107    $   605,358    $  39,586    $    92,196     $  4,673        $  4,700
      Interest on participant loans               -              -            -              -            -               -
                                        ------------   ------------   ----------   ------------    ---------       ---------

         Total investment income            218,107        605,358       39,586         92,196        4,673           4,700

   Net appreciation in fair value
      of investments                        189,476        300,692        8,458        202,153        3,472           9,899
   Contributions:
      Matching                                8,431         22,733        5,202         18,462          397           1,132
      Contract                              158,803        321,303       59,185        284,292       14,484          16,704
                                        ------------   ------------   ----------   ------------    ---------       ---------
         Total contributions                167,234        344,036       64,387        302,754       14,881          17,836
                                        ------------   ------------   ----------   ------------    ---------       ---------

         Total additions                    574,817      1,250,086      112,431        597,103       23,026          32,435

Deductions:
   Withdrawals by participants              149,615        318,005       26,825         76,244            -          27,713
   Purchase of life insurance                     -              -            -              -            -               -
   Expenses                                   2,146          3,867          512          1,648          150              94
                                        ------------   ------------   ----------   ------------    ---------       ---------

         Total deductions                   151,761        321,872       27,337         77,892          150          27,807

Transfers to (from) funds                    20,925         82,700          625        (94,482)      16,638         (41,533)
                                        ------------   ------------   ----------   ------------    ---------       ---------

         Net increase (decrease) in net
         assets available for benefits      443,981      1,010,914       85,719        424,729       39,514         (36,905)

Net assets available for benefits:
   At beginning of year                   1,922,724      3,702,545      572,293      1,124,989       25,575          80,420
                                        ------------   ------------   ----------   ------------    ---------       ---------

   At end of year                       $ 2,366,705    $ 4,713,459    $ 658,012    $ 1,549,718     $ 65,089        $ 43,515
                                        ============   ============   ==========   ============    =========       =========

                            See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (CONTINUED)


                                         Putnam Asset
                                         Allocation:    Putnam
                                         Conservative   International             Putnam Stable
                                         Portfolio      Growth Fund   Loan Fund     Value Fund
                                         -------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends             $       733   $     10,904   $       -    $   114,689
      Interest on participant loans                -              -      21,062              -
                                         ------------  -------------  ----------   ------------

         Total investment income                 733         10,904      21,062        114,689

   Net appreciation in fair value
      of investments                           1,708          6,490           -              -
   Contributions:
      Matching                                    82          2,719           -         17,093
      Contract                                 2,194         42,010           -        133,321
                                         ------------  -------------  ----------   ------------
         Total contributions                   2,276         44,729           -        150,414
                                         ------------  -------------  ----------   ------------

         Total additions                       4,717         62,123      21,062        265,103

Deductions:
   Withdrawals by participants                 1,190          3,571       9,812        300,817
   Purchase of life insurance                      -              -           -              -
   Expenses                                       31            211           -          2,770
                                         ------------  -------------  ----------   ------------

         Total deductions                      1,221          3,782       9,812        303,587

Transfers to (from) funds                      5,230         38,248      71,635        (99,330)
                                         ------------  -------------  ----------   ------------

         Net increase (decrease) in net
         assets available for benefits         8,726         96,589      82,885       (137,814)

Net assets available for benefits:
   At beginning of year                        2,933         95,392     206,263      2,008,459
                                         ------------  -------------  ----------   ------------

   At end of year                        $    11,659   $    191,981   $ 289,148    $ 1,870,645
                                         ============  =============  ==========   ============

                            See accompanying notes.

                           EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (CONTINUED)


                                                       Life
                                        Employer       Insurance      Combined
                                        Stock Fund     Fund           Funds
                                        --------------------------------------------

Additions:
   Investment income:
      Interest and dividends            $     2,876    $          -   $ 1,093,822
      Interest on participant loans               -               -        21,062
                                        ------------   -------------  ------------

         Total investment income              2,876               -     1,114,884

   Net appreciation in fair value
      of investments                         15,531               -       737,879
   Contributions:
      Matching                               13,410               -        89,661
      Contract                               13,770           3,095     1,049,161
                                        ------------   -------------  ------------
         Total contributions                 27,180           3,095     1,138,822
                                        ------------   -------------  ------------

         Total additions                     45,587           3,095     2,991,585

Deductions:
   Withdrawals by participants                2,400               -       916,192
   Purchase of life insurance                     -           3,095         3,095
   Expenses                                      15               -        11,444
                                        ------------   -------------  ------------

         Total deductions                     2,415           3,095       930,731

Transfers to (from) funds                      (656)              -             -
                                        ------------   -------------  ------------

         Net increase (decrease) in net
         assets available for benefits       42,516               -     2,060,854

Net assets available for benefits:
   At beginning of year                      59,298               -     9,800,891
                                        ------------   -------------  ------------

   At end of year                       $   101,814    $          -   $11,861,745
                                        ============   =============  ===========

                            See accompanying notes.

                           EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                        Equitable      Equitable      Equitable      Equitable
                                        Life           Life           Life           Life            Equitable
                                        Fixed Income   Balanced       Aggressive     Common          Life
                                        Fund           Fund           Stock Fund     Stock Fund      Bond Fund
                                        ---------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends            $    52,686    $          -   $         -    $         -     $         -
      Interest on participant loans               -               -             -              -               -
                                        ------------   -------------  ------------   ------------    ------------

         Total investment income             52,686               -             -              -               -

   Net appreciation (depreciation)
      in fair value of investments                           37,496        40,480        121,526          (2,926)
   Contributions:
      Matching                                    -               -             -              -               -
      Contract                                    -               -             -              -               -
                                        ------------   -------------  ------------   ------------    ------------
         Total contributions                      -               -             -              -               -
                                        ------------   -------------  ------------   ------------    ------------

         Total additions                     52,686          37,496        40,480        121,526          (2,926)

Deductions:
   Withdrawals by participants              307,233         244,639        16,334        148,586          11,696
   Purchase of life insurance                     -               -             -              -               -
   Expenses                                   7,517           7,128         1,495         11,864           1,429
                                        ------------   -------------  ------------   ------------    ------------

         Total deductions                   314,750         251,767        17,829        160,450          13,125

Transfers to (from) funds                (1,256,981)     (1,310,444)     (281,106)    (2,448,201)       (299,337)
                                        ------------   -------------  ------------   ------------    ------------

         Net increase (decrease) in
         net assets available for
         benefits                        (1,519,045)     (1,524,715)     (258,455)    (2,487,125)       (315,388)

Net assets available for benefits:
   At beginning of year                   1,519,045       1,524,715       258,455      2,487,125         315,388
                                        ------------   -------------  ------------   ------------    ------------

   At end of year                       $         -    $          -   $         -    $         -     $         -
                                        ============   =============  ============   ============    ============

                            See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (CONTINUED)


                                                                      The Putnam
                                        Equitable      The George     Fund For       Putnam          Putnam
                                        Life           Putnam Fund    Growth         Income          Voyager
                                        Bond Fund      of Boston      and Income     Fund            Fund
                                        --------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends            $         -    $    139,618   $   290,146    $    25,141     $    71,475
      Interest on participant loans               -               -             -              -               -
                                        ------------   -------------  ------------   ------------    ------------

         Total investment income                  -         139,618       290,146         25,141          71,475

   Net appreciation (depreciation)
      in fair value of investments           (2,926)         62,014       189,656          4,430          (5,863)
   Contributions:
      Matching                                    -           8,542        20,077          5,107          19,374
      Contract                                    -         184,101       326,517         62,535         337,747
                                        ------------   -------------  ------------   ------------    ------------
         Total contributions                      -         192,643       346,594         67,642         357,121
                                        ------------   -------------  ------------   ------------    ------------

         Total additions                     (2,926)        394,275       826,396         97,213         422,733

Deductions:
   Withdrawals by participants               11,696         127,017       122,023         51,128          20,616
   Purchase of life insurance                     -               -             -              -               -
   Expenses                                   1,429             787         1,239            304             911
                                        ------------   -------------  ------------   ------------    ------------

         Total deductions                    13,125         127,804       123,262         51,432          21,527

Transfers to (from) funds                  (299,337)      1,289,704     2,351,814        285,135         470,997
                                        ------------   -------------  ------------   ------------    ------------

         Net increase (decrease) in
         net assets available for
         benefits                          (315,388)      1,556,175     3,054,948        330,916         872,203

Net assets available for benefits:
   At beginning of year                     315,388         366,549       647,597        241,377         252,786
                                        ------------   -------------  ------------   ------------    ------------

   At end of year                       $         -    $  1,922,724   $ 3,702,545    $   572,293     $ 1,124,989
                                        ============   =============  ============   ============    ============

                            See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (CONTINUED)


                                        Putnam         Putnam         Putnam
                                        Asset          Asset          Asset
                                        Allocation:    Allocation:    Allocation:    Putnam
                                        Growth         Balanced       Conservative   International
                                        Portfolio      Portfolio      Portfolio      Growth Fund
                                        -----------------------------------------------------------

   Investment income:
      Interest and dividends            $     1,310    $      5,570   $       157    $     1,331
      Interest on participant loans               -               -             -              -
                                        ------------   -------------  ------------   ------------

         Total investment income              1,310           5,570           157          1,331

   Net appreciation (depreciation)
      in fair value of investments              820           3,809            47          7,823
   Contributions:
      Matching                                  429           1,119             -          3,434
      Contract                                8,676          16,367         2,258         41,338
                                        ------------   -------------  ------------   ------------
         Total contributions                  9,105          17,486         2,258         44,772
                                        ------------   -------------  ------------   ------------

         Total additions                     11,235          26,865         2,462         53,926

Deductions:
   Withdrawals by participants                  460             615           222          1,885
   Purchase of life insurance                     -               -             -              -
   Expenses                                      95              66            21            142
                                        ------------   -------------  ------------   ------------

         Total deductions                       555             681           243          2,027

Transfers to (from) funds                    11,083          50,355            40         23,869
                                        ------------   -------------  ------------   ------------

         Net increase (decrease) in
         net assets available for
         benefits                            21,763          76,539         2,259         75,768

Net assets available for benefits:
   At beginning of year                       3,812           3,881           674         19,624
                                        ------------   -------------  ------------   ------------

   At end of year                       $    25,575    $     80,420   $     2,933    $    95,392
                                        ============   =============  ============   ============

                            See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (CONTINUED)


                                                       Putnam                        Life
                                                       Stable         Employer       Insurance       Combined
                                        Loan Fund      Value Fund     Stock Fund     Fund            Funds
                                        -------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends            $         -    $     77,924   $     1,156    $         -     $   666,514
      Interest on participant loans          15,295               -             -              -          15,295
                                        ------------   -------------  ------------   ------------    ------------

         Total investment income             15,295          77,924         1,156              -         681,809

   Net appreciation (depreciation)
      in fair value of investments                -               -         1,131              -         460,443
   Contributions:
      Matching                                    -          15,076        13,448              -          86,606
      Contract                                    -         174,217        19,438          4,179       1,177,373
                                        ------------   -------------  ------------   ------------    ------------
         Total contributions                      -         189,293        32,886          4,179       1,263,979
                                        ------------   -------------  ------------   ------------    ------------

         Total additions                     15,295         267,217        35,173          4,179       2,406,231

Deductions:
   Withdrawals by participants                7,300         146,445           948              -       1,207,147
   Purchase of life insurance                     -               -             -          4,179           4,179
   Expenses                                       -           1,428            95              -          34,521
                                        ------------   -------------  ------------   ------------    ------------

         Total deductions                     7,300         147,873         1,043          4,179       1,245,847

Transfers to (from) funds                    48,677       1,048,695        15,700              -               -
                                        ------------   -------------  ------------   ------------    ------------

         Net increase (decrease) in net
         assets available for benefits       56,672       1,168,039        49,830              -       1,160,384

Net assets available for benefits:
   At beginning of year                     149,591         840,420         9,468              -       8,640,507
                                        ------------   -------------  ------------   ------------    ------------

   At end of year                       $   206,263    $  2,008,459   $    59,298    $         -     $ 9,800,891
                                        ============   =============  ============   ============    ============

                             See accompanying notes.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                DECEMBER 31, 1997

1.     Description of the Plan

       The following description of the Equitable Resources, Inc. Employee Savings and Protection Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

       All regular, full-time employees of the Companies who are covered by a collective bargaining agreement are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Contributions

       Participants  can  elect to  contribute  between  1% and 15% of  eligible earnings to the Plan, subject to Internal Revenue Service (IRS) limitations. These contributions are referred to as contract contributions. Matching contributions are subject to the respective collective bargaining agreements.
       All contributions are allocated to individual participant accounts.

       Rollover Contributions

       Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                DECEMBER 31, 1997

1.     Description of Plan (Continued)

       Vesting

       Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

       If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any matching contributions, as determined in accordance with the following schedule:

                  Years of Continuous Service       Vested Interest

                      Less than five years                 0%
                      Five years or more                 100%

       Amounts forfeited by participants upon termination will be used to reduce the amount of the Company's future matching contributions to the Plan.

       Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any matching contributions, regardless of years of continuous service.

       Withdrawals by Participants

       Payments to participants are made in one of two ways: a single cash payment or distribution of stock (mandatory for participants who are terminated for a reason other than retirement, death or disability) or equal periodic payments over the lesser of:

       a)    the life expectancy of the participant and beneficiary or

       b)    twenty (20) years.

       Loans to Participants

       A participant may borrow money from the Plan in amounts up to 50% of the value of the participant's account, plus the vested portion of matching contributions, subject to certain limitations. All loans are at a rate consistent with rates charged by commercial lenders for similar loans. One half of the participant's nonforfeitable interest in the Plan at the time of the loan is pledged as collateral.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                DECEMBER 31, 1997

1.     Description of Plan (Continued)

       Investment of Contributions

       Contributions are initially deposited with the Plan's trustee, Putnam Investments (Putnam). The Plan authorizes the participants to direct Putnam to invest their accounts in various combinations of the investment funds described below.

       a. The George Putnam Fund of Boston - is a mutual fund that consists of a portfolio balanced between stocks and bonds.

       b. The Putnam Fund for Growth and Income - is a mutual fund that invests primarily in common stocks that offer potential for capital growth, current income, or both.

       c. Putnam Income Fund - is a mutual fund that invests primarily in income-producing securities, including both government and corporate obligations, preferred stocks, and dividend-paying common stocks.

       d. Putnam Voyager Fund - is a mutual fund that invests primarily in common stocks of smaller and newer companies expected to grow substantially faster than that of the market averages.

       e. Putnam Asset Allocation: Growth Portfolio - is a mutual fund focusing on capital appreciation by investing in a range of both equity and fixed income securities. Equity securities can range between 65-95% of the total assets of the Fund with fixed income securities ranging between 5-35% of the total assets of the Fund.

       f. Putnam Asset Allocation: Balanced Portfolio - is a mutual fund focusing on total return by investing in a range of both equity and fixed income securities. Equity securities can range between 50-75% of the total assets of the Fund with fixed income securities ranging between 25-50% of the total assets of the Fund.

       g. Putnam Asset Allocation: Conservative Portfolio - is a mutual fund focusing on total return consistent with preservation of capital; the Fund invests in a range of both equity and fixed income securities. Equity securities can range between 25-45% of the total assets of the Fund with fixed income securities ranging between 55-75% of the total assets of the Fund.

       h. Putnam International Growth Fund - is a mutual fund that invests primarily in a diversified portfolio of stocks of companies located outside North America.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                DECEMBER 31, 1997

1.     Description of Plan (Continued)


       i. Putnam Stable Value Fund - is a collective investment trust which invests primarily in high-quality fixed-income investments that offer price stability and liquidity; these investments may include guaranteed investment contracts (GICs) that are guaranteed by an insurance company or bank and generally provide a fixed rate of return for a specified time period. Should the underlying insurance companies and banks which issued the investments experience inadequate financial return on their assets, it could potentially affect the investment return or principal of the
             Plan's investments. Presently, the Plan is not aware of any situation which would cause this to occur. Withdrawals from this Fund may be temporarily delayed at Putnam's discretion due to the liquidity of the assets underlying this Fund. The annual interest rate for the Stable Value Fund was 5.9% and 6.01% for the years ended December 31, 1997 and 1996, respectively.

       j.    Employer Stock Fund - invests in the common stock of the Company.

       k. Life Insurance Fund - comprised solely of life insurance contracts issued on the lives of participants. This option is subject to a limitation that no more than 25% of the contributions allocated to a participant may be allocated to the purchase of insurance. Amounts contributed to the Plan for life insurance premiums are paid out to an insurance carrier and are reflected as an expense of the Plan. A Company contract with EQUICOR provides this investment vehicle and fund management.

2.     Summary of Significant Accounting Policies

       Investments

       The Equitable Resources, Inc. Common Stock is valued at market price as quoted on the New York Stock Exchange. Contracts included in the Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDING
                                DECEMBER 31, 1997

3.     Gain Realized on Sale/Distribution of Stock

       During the year ended December 31, 1997 and 1996, 428 and 988 shares of Equitable Resources, Inc. Common Stock with a market value of $12,849 and $27,622 were sold at an average price of $30.02 and $27.96 per share, respectively. The cost of the shares sold was calculated using the "average cost" method. There were 2,878 and 1,953 shares of Company common stock at December 31, 1997 and 1996, respectively.

4.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interests of all affected participants will become fully vested.

5.     Income Tax Status of Plan

       The Plan has received a determination letter from the IRS dated May 19, 1989. The Plan has since been amended and restated effective January 1, 1997. The Plan has applied for but has not received a new determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code). However, the Plan Administrator represents that the Plan is qualified and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6.     Federal Income Tax Status - Employee

       Contributions by the employer to the Plan (including those resulting from salary reduction) and all dividends and interest earned on such contributions are not taxable to the participant for federal income tax purposes until distributed.

       The tax consequences, to participants, of a distribution from the Plan are dependent upon the circumstances existing at the time of distribution. Delinquent and unpaid loans are considered distributions from the Plan. In general, a participant is subject to federal income tax on a distribution in the year received. Special rules applicable to lump sum distributions may result in deferral of taxation in whole or in part.

                            SUPPLEMENTARY INFORMATION


                            EQUITABLE RESOURCES INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN

                                   Schedule 1
                                 EIN: 25-0464690
                 Item 27(a) Assets Held for Investment Purposes
                          (At the End of the Plan Year)
                                December 31, 1997


Column A                            Column B                                Column C                Column D          Column E
----------------------------------------------------------------------------------------------------------------------------------
                                                                         Description of                                Current
                              Identity of Issue                           Investment                 Cost              Value
----------------------------------------------------------------------------------------------------------------------------------

   *        The George Putnam Fund of Boston                             131,630 units           $ 2,151,152       $ 2,366,705

   *        The Putnam Fund for Growth and Income                        241,221 units           $ 4,319,583       $ 4,713,459

   *        Putnam Income Fund                                            92,547 units           $   642,993       $   658,012

   *        Putnam Voyager Fund                                           81,530 units           $ 1,371,967       $ 1,549,718

   *        Putnam Asset Allocation:  Growth Portfolio                     5,279 units           $    61,474       $    65,089

   *        Putnam Asset Allocation:  Balanced Portfolio                   3,910 units           $    42,521       $    43,515

   *        Putnam Asset Allocation:  Conservative Portfolio               1,169 units           $    11,228       $    11,659

   *        Putnam International Growth Fund                              11,517 units           $   180,561       $   191,981

            Loan Fund                                                    9.5% (Note 1)                   N/A       $   289,148

   *        Putnam Stable Value Fund                                   1,870,645 units           $ 1,870,645       $ 1,870,645

   *        Employer Stock Fund                                         2,878 shares of          $    84,974       $   101,814
                                                                         common stock

            ----------------------------------------------------------------

            Note 1:  Rate in effect for the period ended December 31, 1997.
                  *  Party in interest to the Plan.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN

                                   Schedule 2
                                 EIN: 25-0464690
                       Item 27(d) Reportable Transactions
                      For the Year Ended December 31, 1997

Single transactions involving an amount in excess of five percent of the current value of plan assets:

  Column A                   Column B                      Column C     Column D    Column G            Column H         Column I
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Current Value
Identity of                                                Purchase     Selling     Cost of         of Asset on         Net Gain
Party Involved       Description of Investment             Price        Price       Asset           Transaction Date    or (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

     *           Putnam Fund for Growth and Income         $ 532,841    $    -      $    532,841    $    532,841        $        -

      Note 1: Columns E (Lease/Rental) and F (Expense Incurred with Transaction) have been omitted because there is no information to report.




Series transactions, when aggregated, including an amount in excess of five percent of the current value of plan assets:

                                                           Number       Number      Total Dollar    Total Dollar
Identity of                                                of           of          Value           Value               Net Gain
Party Involved       Description of Investment             Purchases    Sales       of Purchases    of Sales            or (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

     *           The George Putnam Fund of Boston              74          76       $   577,067     $    315,763        $   33,641
     *           Putnam Fund for Growth and Income            103          94       $ 1,341,975     $    618,464        $   75,035
     *           Putnam Voyager Fund                           83          72       $   558,518     $    322,111        $   11,342
     *           Putnam Stable Value Fund                     110         105       $   579,667     $    710,992        $        -

              *  The above transactions were carried out by the Plan's Trustee, Putnam Investments.

                                    SIGNATURE








         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.









                                           EQUITABLE RESOURCES, INC.
                                     EMPLOYEE SAVINGS AND PROTECTION PLAN
                                                (Name of Plan)




                              By         /s/ Jeffrey C. Swoveland
                                             Jeffrey C. Swoveland
                                    Vice President - Finance and Treasurer
                                      and Interim Chief Financial Officer





June 26, 1998

                                  EXHIBIT INDEX



Exhibit No.                      Description                Sequential Page No.

      23                Consent of Independent Auditors               19